EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

          We have issued our report dated December 8, 2009 with respect to the consolidated financial statements and schedule, and on the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Accounting Standards Codification No. 740, Income Taxes, relating to uncertainties in income taxes, in 2008) included in the Annual Report of J & J Snack Foods Corp. and Subsidiaries on Form 10-K for the fiscal year ended September 26, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of J & J Snack Foods Corp. and Subsidiaries on Forms S-8 (File No. 333-111292, effective December 18, 2003, File No. 333-94795, effective January 18, 2000, File No. 333-03833, effective May 16, 1996).

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
December 8, 2009